Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402-2023

June 3, 2002

Xcel Energy Successfully Completes Exchange Offer for NRG Energy, Inc.

MINNEAPOLIS — Xcel Energy Inc. (NYSE: XEL) announced today that it has accepted all of the shares of NRG common stock that were tendered by NRG shareholders prior to the expiration of Xcel Energy’s exchange offer at midnight EDT on Friday, May 31, 2002.

NRG shareholders tendered a total of 42,990,796 shares of NRG common stock in the offer. Together with the NRG stock that Xcel Energy previously owned, Xcel Energy now owns approximately 96 percent of NRG. Xcel Energy expects to complete a short-form merger of NRG with a wholly owned subsidiary of Xcel Energy later today.

“We believe our plan to integrate NRG as part of Xcel Energy is the best alternative to deliver shareholder value. Xcel Energy will focus on managed growth for NRG, divesting selected NRG assets and focusing on management of the power producer’s unregulated domestic projects,” said Wayne H. Brunetti, Xcel Energy chairman, president and CEO. “We also expect to enhance profitability by integrating our marketing and trading groups, the management of our power plants and our corporate headquarters functions.”

In the merger, NRG shareholders who did not tender their NRG shares in the exchange offer will have their shares converted to Xcel Energy shares under the same terms as if they had tendered their shares in the exchange offer.

Under the terms of the exchange offer, NRG shareholders will receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each share of NRG stock tendered. Following the merger, NRG common stock will no longer be publicly traded. Based on the May 31, 2002, closing price of Xcel Energy shares, the exchange ratio represents a value of $10.75 per NRG share.

Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at 866/ 800-0230.

Forward-Looking Information

The statements herein regarding the impact of the exchange offer on NRG's financial performance and condition and other statements of future results identify forward-looking information. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the actual results of Xcel Energy following completion of the transaction and the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.

CONTACT: Xcel Energy Inc., Minneapolis

E J McIntyre,	612/215-4515
R J Kolkmann,	612/215-4559
P A Johnson,	612/215-4535

Xcel Energy media relations, 612/215-5300 Xcel Energy Internet Address, http://www.xcelenergy.com